SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

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Enclosure:	Press release dated April 26, 2007 Re: Financial information for first quarter 2007 press release

Paris, 26 April 2007

Financial information for first quarter 2007

First quarter results consistent with financial objectives for 2007

•	Revenues up 1.8% in the first quarter of 2007 on both an historical and a comparable basis

•	Growth in Gross Operating Margin of 2%; GOM rate up 0.1 points on a comparable basis

Key figures for the first quarter of 2007

in millions of euros (Unaudited figures)	Q1 2007	Q1 2006 historical basis	Q1 2006 comparable basis	Change historical basis	Change comparable basis
Consolidated revenues	12,844	12,616	12,617	1.8%	1.8%
of which:
Personal Communication Services	6,931	6,633	6,643	4.5%	4.3%
Home Communication Services	5,574	5,562	5,597	0.2%	-0.4%
Enterprise Communication Services	1,890	1,919	1,928	-1.5%	-2.0%
Inter-segment eliminations	-1,551	-1,498	-1,551	3.6%	0.0%

Gross Operating Margin	4,657	4,590	4,566	1.5%	2.0%
GOM/Revenues	36.3%	36.4%	36.2%	-0.1 pt	+0.1 pt

Capex	1,232	1,387	1,387	-11.2%	-11.2%
Capex/Revenues	9.6%	11.0%	11.0%	-1.4 pt	-1.4 pt

Commenting on the first quarter results, France Telecom Chairman and Chief Executive Officer Didier Lombard stated: “Growth in the first quarter reflects the operational performance of the France Telecom group and affirms the soundness of its strategic decisions in a sector undergoing profound change.

Our mobile operations are benefiting particularly from strong growth in emerging countries. Their dynamism, generated for the most part by a low penetration rate, makes these markets an important growth engine for the Group. The move to the Orange brand yesterday for our 900,000 Moldovan customers and the acquisition of three new mobile licenses in Africa – in Guinea, Guinea Bissau and Central African Republic – shows our determination to pursue and expand our presence in these markets.

This quarter is also marked by the good performance of our home and Internet business in France and the improvement of our enterprise operations. With more than 10 million customers in Europe, Broadband services continue their strong growth.

This progression goes hand-in-hand with the success of the Group’s multiservice offers with a doubling of the number of Liveboxes sold and triple the number of ADSL TV subscribers.

The first quarter saw a 2% increase in the Group’s Gross Operating Margin compared to the first quarter of 2006 as a result of efforts made to control our costs and prudent management of our commercial expenses. Given the challenging competitive and regulatory environment, the quality of the financial performance we are announcing today allows us to confirm the 2007 objectives presented on March 6.”

Comments on Group key figures

Revenues

The France Telecom group recorded consolidated revenues of €12.844 billion for the first quarter to 31 March 2007, up from €12.616 billion at 31 March 2006, an increase of 1.8% on both an historical and a comparable basis. The effect of changes in consolidation, namely integration of Diwan, Neocles and Silicomp in the Enterprise segment, was offset by unfavourable exchange rates when comparing the two quarters.

Fuelled by growth in mobile services, revenues continued to rise steadily in high-potential markets, up 17.1% on a comparable basis (up 18.3% on an historical basis). Revenues in mature markets in Western Europe1 remained stable during the first quarter 2007, down 0.1% from the first quarter 2006 on a comparable basis (-0.2% on an historical basis). Revenues were stable in Home Communication Services (-0.4% on a comparable basis), with gains in Broadband ADSL offsetting to a great extent the decline in traditional phone services. Growth continued in Personal Communication Services, up 4.3% on a comparable basis, although prices eroded over the period.

Gross Operating Margin

The Gross Operating Margin for the quarter to 31 March 2007 totalled €4.657 billion, up 1.5% on an historical basis and up 2.0% on a comparable basis. The GOM rate was 36.3% in the first quarter of 2007 compared to 36.2% in the first quarter of 2006 on a comparable basis (36.4% on a historical basis). The 0.1 point GOM rate increase on a comparable basis (0.1 point decrease on an historical basis) is consistent with the objective of quasi-stabilizing the GOM rate under current cost reduction and optimization programs.

In this respect, commercial expenses were down 3.0% in the first quarter 2007 from first quarter 2006 on a comparable basis (-2.2% on an historical basis), reflecting lower advertising expenses, particularly in France and Spain, lower distribution cost, particularly in the UK, and a decrease in the cost of handsets sold, particularly in the UK and Poland.

Similarly, service fees and inter-operator costs were down 2.0% on a comparable basis for the first quarter of 2007 versus 2006 (-3.1% on an historical basis), reflecting a drop in prices and better management of unlimited service offers. Other external purchases were stable overall as a percentage of revenues.

The number of employees decreased to 191,314 at 31 March 2007 from 199,363 at 31 March 2006, a decrease of 4.0% in one year on a comparable basis (down 2.6% from 196,321 on an historical basis). At the same time, personnel expenses increased 0.7% compared with the first quarter 2006 (an increase of 1.6% on an historical basis).

Capital expenditure for tangible and intangible assets (CAPEX)

Capital expenditure for tangible and intangible assets (CAPEX) decreased to €1.232 billion at 31 March 2007, down 11.2% on both an historical and a comparable basis. CAPEX represented 9.6% of revenues compared with 11.0% at 31 March 2006 on both an historical and a comparable basis. The level of investment decreased in the first quarter of 2007 after a particularly active fourth quarter 2006—the allocation of investment in a quarter can vary significantly from one year to the next. Thus, the group maintained its objective for the rate of investment at about 13% of revenues.

1 See glossary.

CAPEX was up significantly in markets with high-growth potential, representing 22% of all capital spending in the first quarter of 2007 compared with 15% in the first quarter of 2006. CAPEX in mature markets, down compared to the year earlier period, was focused on growth segments such as service platforms (voice and data communication, messaging, connection and authentication services) and IP services for businesses. Added to this are investments in terminals for ADSL Multiservice offers, such as Livebox and set top boxes for television over ADSL.

Outlook for 2007

The Group confirms its objectives for 2007: to maintain organic cash flow at €6.8 billion, adjusted for the disposal of PagesJaunes Group at the end of 2006.

In the context of moderate growth in markets where the Group operates, this objective rests on a near stabilization of its Gross Operating Margin rate by strengthening its current cost reduction and optimization program and maintaining the rate of investment at 2006 levels.

The Group maintains its objective of a ratio of net debt to Gross Operating Margin of less than 2 by the end of 2008.

The dividend proposed by the Board of Directors on 5 March 2007, which will be submitted for approval by the Annual General Meeting of Shareholders to be held on 21 May 2007, was €1.2 per share, up 20% from 2005.

Review by business segment

Personal Communication Services

Revenues from Personal Communication Services (PCS) totalled €6.931 billion for the quarter to 31 March 2007, an increase of 4.5% on an historical basis and 4.3% on a comparable basis. Strong growth continued in mobile services in markets with high-growth potential while revenue growth in mature markets was impacted by the decrease in call termination rates set by the regulator and more moderate growth in the customer base.

The number of customers excluding MVNOs totalled 100.103 million at 31 March 2007 up from 86.983 million at 31 March 2006, an annual increase of 15.1% on a comparable basis. Growth remained very strong in the first quarter of 2007 with 2.5 million customers acquired during the period. In the MVNO business, the customer base was also up sharply in Europe to 1.176 million at 31 March 2007 from 343,000 customers at 31 March 2006.

The number of mobile Broadband customers (EDGE and UMTS) more than tripled to 7.237 million at 31 March 2007 (of which 4.376 million in France), compared with 2.244 million customers at 31 March 2006 (of which 1.506 million in France). Growth during the first quarter of 2007 remained very strong in mobile Broadband with 1.466 million customers added, an increase of 25.4% in three months (from 5.771 million customers at 31 December 2006).

Revenues from PCS France totalled €2.388 billion for the quarter to 31 March 2007, stable compared to 31 March 2006 (-0.1% on both an historical and a comparable basis). Excluding the impact of the decline in call termination rates (estimated at -€74 million in the first quarter of 2007), growth was 3% reflecting the 3.4% increase in the number of customers year-on-year (excluding MVNO) to 23.226 million customers at 31 March 2007 compared to 22.458 million at 31 March 2006.

The MVNO customer base in France went from 259,000 at 31 March 2006 to 1.001 million at 31 March 2007. The MVNO business acquired 160,000 customers in the first quarter of 2007, in line with the quarterly acquisition rate recorded in 2006. Including MVNO customers, 118,000 customers were acquired by PCS France in the first quarter of 2007.

The customer mix improved significantly. In one year, the percentage of contract customers rose 1.8 points to 63.9% at 31 March 2007 from 62.1% at 31 March 2006. During the first quarter of 2007, 128,000 contract customers were added, a greater number than in the first quarter of 2006 (88,000 customers added).

During the same period, the number of Broadband customers (EDGE and UMTS) almost tripled in one year to 4.376 million customers at 31 March 2007 compared with 1.506 million at 31 March 2006. The number of MVNO customers grew strongly in the first quarter of 2007 with 781,000 Broadband mobile customers added, representing an increase of 21.7% in three months.

In the first quarter of 2007, sales of terminals providing access to Unik convergence offers amounted to 58,000 units. A total of 123,000 Unik terminals have been sold since the first fixed-mobile convergence service was launched on 5 October 2006.

Growth in data services remains strong at 8.5%, driven by an increase of 14% in data services excluding messaging. Revenues from data services excluding messaging represent 51% of all data services revenues for the first quarter of 2007. Revenues from data services represented an increasing share of total network revenues, rising to 17.4% in the first quarter 2007 compared to 15.9% in the first quarter 2006.

PCS UK revenues totalled €1.489 billion in the first quarter 2007, up 3.1% compared to the previous year on an historical basis and up 0.8% on a comparable basis. The impact of increased network revenues (+2.2% on a comparable basis) was partially offset by a decrease in revenues from equipment due to increased competition.

The customer base was 15.096 million customers at 31 March 2007, an increase of 0.9% year on year with contract and prepaid customer growth contributing equally. The number of Broadband UMTS customers more than doubled in one year to 1.139 million customers at 31 March 2007, compared to 425,000 at 31 March 2006. During the first quarter of 2007, 208,000 Broadband UMTS customers were added, in line with the quarterly acquisition rate recorded during in the two preceding quarters.

Data services revenues were up 8.8% in the first quarter 2007, reflecting strong growth in data services excluding messaging, up 25% compared to the previous year, and to a lesser degree, growth in SMS, up 4%. The proportion of network revenues represented by all data services rose to 21.7% at 31 March 2007 from 20.2% at 31 March 2006.

Revenues from PCS Spain in the first quarter of 2007 totalled €821 million, up 2.3% on both an historical and a comparable basis compared to the first quarter 2006. The effect of the increase in the number of customers was offset in part by a decrease in revenues from equipment and the impact of a reduction in call termination rates (estimated at -€11 million).

The number of customers totalled 11.058 million at 31 March 2007, up 5.0% year-on-year, with prepaid customers up 7.0% and contract customers rising 3.1%. The percentage of contract customers in the customer base increased slightly to 49.4% at 31 March 2007 compared with 48.5% a year earlier. During the quarter, the number of customers decreased 0.5% (-56,000 customers) resulting from the migration of some Orange subscribers in the Basque Country to Euskaltel. Excluding these migrations, PCS Spain acquired 153,000 additional customers in the first quarter of 2007.

The Broadband UMTS business continued to grow very rapidly in the first quarter 2007 compared to the fourth quarter 2006 with 695,000 customers at 31 March 2007 up from 422,000 at 31 December 2006, an increase of 65% in three months.

Revenues from PCS Poland totalled €479 million in the first quarter 2007, up 5.9% on an historical basis, including the unfavourable impact of the Polish zloty exchange rate (-€6M). Revenues were up 7.4% on a comparable basis, outperforming market growth estimated at 5.5% over the period. This performance reflects a strong increase in the number of subscribers to 12.781 million at 31 March 2007, an increase of 22.8% year-on-year driven by strong gains in both prepaid (+25.4%) and contract (+18.7%) customers.

PCS Poland acquired 260,000 customers in the first quarter of 2007, of which 185,000 were contract customers, higher than the number of prepaid customers added (75,000 prepaid), reflecting the evolution of the market growing toward contract customers, from one that was more focused on prepaid offers.

The effect of the increase in the number of customers was partially offset by a 10.1% decrease in ARPU, reflecting the lower price of new offers and a reduction in call termination rates.

Revenues from PCS Rest of World totalled €1.801 billion in the first quarter 2007, an increase of 13.1% on an historical basis and 14.5% on a comparable basis. The customer base continued to grow rapidly with 2.545 million subscribers added in the first quarter of 2007. The total number of subscribers was 37.942 million at 31 March 2007, up 32.6% year-on-year on a comparable basis. Growth in the number of subscribers was particularly strong in Egypt (+53.2%), in Romania (+16.4%), in Senegal (+97.4%) and in Jordan (+79.6%).

The effect of the increase in the number of subscribers was partially offset by the impact of a reduction in call termination rates, particularly in Switzerland, Belgium and the Netherlands.

Home Communication Services

Revenues from Home Communication Services (HCS) totalled €5.574 billion in the first quarter of 2007, an increase of 0.2% on an historical basis and a decrease of 0.4% on a comparable basis. Broadband ADSL services continued their strong growth, particularly in France where they offset the negative trend of traditional phone services.

France Telecom’s consumer Broadband ADSL access services totalled 10.185 million customers at 31 March 2007, up 25.1% year-on-year (2.044 million new ADSL access customers year-on-year). The customer base grew by 5.5% in three months, representing 529,000 additional customers.

At the same time, growth increased for related ADSL Multiservices offers. The number of Liveboxes sold in Europe doubled in one year to 4.765 million units at 31 March 2007, up from 2.407 million units at 31 March 2006. Similarly, the number of “Voice over IP” customers more than doubled in one year, with 3.191 million customers at 31 March 2007, up from 1.408 million at 31 March 2006. ADSL digital TV services (IPTV) subscribers in Europe totalled 768,000 at 31 March 2007, more than three times the number at 31 March 2006 (229,000 subscribers).

France Telecom’s ADSL Multiservices business remained particularly strong in Europe during the first quarter , with 619,000 new Liveboxes sold (+14.9% compared with 31 December 2006), 655,000 customers added for “Voice over IP” services (+25.8% from 31 December 2006) and 178,000 additional customers for ADSL digital TV (+30.2% from 31 December 2006).

HCS France revenues totalled €4.405 billion in the first quarter of 2007, up 1.3% on an historical basis and 0.9% on a comparable basis, identical to the gains that occurred during the fourth quarter of 2006.

Consumer Services rose by 0.8% on a comparable basis thanks to the rapid growth of revenues from ADSL Broadband services, up by 40% in the first quarter of 2007 from the first quarter of 2006. The number of consumer ADSL Broadband lines totalled 6.329 million on 31 March 2007, representing annual growth of 28.5% (or 1.403 million new ADSL lines in one year, with 409,000 in the first quarter of 2007 alone). Market share remained stable, at an estimated 49.2% at 31 March 2007 and 49.3% at 31 December 2006. The development of ADSL Multiservices offers accelerated, with revenues from Multiplay offers representing 46% of total ADSL revenues for the twelve months ending 31 March 2007, up from 25% at 31 March 2006.

The number of Livebox rentals totalled 3.916 million at 31 March 2007, or 84% growth in one year (with 479,000 new Livebox rentals in the first quarter of 2007 alone). The number of Livebox customers as a percentage of all ADSL customers was 62% at 31 March 2007, up from 43% a year ago (58% at 31 December 2006).

The number of “Voice over IP” services customers totalled 2.624 million at 31 March 2007, compared with 1.207 million a year ago. The growth was particularly strong in the first quarter of 2007 with 543,000 new customers, compared to a quarterly average of 313,000 in 2006. The number of “Voice over IP” customers was 41% of the number of ADSL lines at 31 March 2007, from 25% at 31 March 2006 (35% at 31 December 2006).

ADSL digital TV (IPTV) subscriptions were also up sharply in the first quarter of 2007 with 745,000 customers at 31 March 2007, an increase of 29% in three months (577,000 customers at 31 December 2006). The number of video on demand (VOD) downloads grew significantly with 862,000 downloads in the first quarter of 2007, from 517,000 in fourth quarter 2006, an increase of 67%.

At the same time, revenues from consumer telephone contracts recorded an increase of 1.2%, with the increase in the base subscription price in July 2006 largely offset by the drop in the number of telephone lines, linked to the growth of total unbundling, naked ADSL1 and Wholesale Line Rental (WLR)2 sold to third party operators. In one year, the number of telephone lines rented to consumers dropped by 7.0% to a total of 24.774 million lines at 31 March 2007, from 26.645 million at 31 March 2006.

Revenues from traditional consumer telephone communications were down by 15.7% in relation to the first quarter of 2006. The downturn in the volume of telephone calls was more pronounced in the first quarter of 2007 as “Voice over IP” services rose (drop of 19.8% in the first quarter of 2007 compared with an annual drop of 13.9% in 2006). France Telecom’s market share, measured at the France Telecom telephone network interconnection, rose slightly to 69.1% in the month of March 2007, from 68.6% in December 2006.

2 See glossary.

Revenues recorded by Carrier Services rose 1.2% on a comparable basis (up 7.2% on an historical basis). The strong growth in unbundled telephone lines in France continues with 4.308 million unbundled lines at 31 March 2007 (of which 2.555 million in full unbundling), from 3.157 million at 31 March 2006 (of which 953,000 in full unbundling). Added to this is the rapid growth of naked ADSL3 offers, for which marketing began in September 2006 and which totalled 442,000 lines at 31 March 2007, from 188,000 at 31 December 2006. In all, revenues linked to unbundling, to wholesale line rental and to wholesale ADSL access sales (including naked ADSL) rose 34% in the first quarter of 2007. This is offset almost entirely by the drop in services supplied to the other business sectors of the France Telecom group, linked to price decreases, in particular from call terminations to mobiles and to the drop in Enterprise telephone traffic.

Revenues from HCS Poland totalled €707 million in the first quarter of 2007, a 10.2% drop compared with the first quarter of 2006 in historical data, linked partly to the unfavourable effect of the exchange rate year-on-year. On a comparable basis, the drop was 8.9%. This reflects the downturn in traditional telephone services linked to price decreases and to the substitution of mobiles for fixed services, partially offset by broadband data services. ADSL Broadband revenues were up sharply, driven by the 35.2% increase in the number of ADSL Broadband lines, with 1.76 million ADSL lines at 31 March 2007 totalled, from 1.302 million at 31 March 2006, an increase of 458,000 lines in one year.

In the first quarter of 2007, ADSL growth is limited to 57,000 new lines due to the arrival of the “Bitstream” wholesale offer, which caused some subscribers to migrate towards other Internet service providers.

The growth of Multiservices was confirmed in the first quarter of 2007, with 219,000 Livebox rentals at 31 March 2007, from 148,000 at 31 December 2006, or 48% growth in three months. The recent marketing of “Voice over IP" services (39,000 customers at 31 March 2007) and of ADSL TV (9,000 customers at 31 March 2007) rounds out the ADSL Multiservices offer in Poland.

HCS Rest of World revenues totalled €517 million, up 10.1% on an historical basis due to changes in the consolidated group (full consolidation of subsidiary JTC in Jordan from 1 July 2006). On a comparable basis, growth was 4.1% in comparison with 31 March 2006, driven by the 11% increase in revenues from Africa (Senegal, Ivory coast) and the Middle East (Jordan), and by the 11.3% growth from operations in the Netherlands.

In Spain, revenues were down by 4.6% due to traditional telephone services and narrow-band Internet trends. At the same time, ADSL Broadband revenues were up by 8%, reflecting:

-	16% growth in the number of ADSL lines, with 95,000 new customers, of which 41,000 were acquired in the first quarter of 2007. The number of ADSL lines totalled 681,000 at 31 March 2007, from 586,000 a year earlier.

-	the favourable impact of the growth of the share of ADSL lines marketed with an unbundled telephone line, which rose to 57% at 31 March 2007 from 55% at 31 December 2006, a two-point gain in three months (the unbundled ADSL lines rate was 31% at 31 March 2006).

Revenues in the United Kingdom were stable at -0.2% on a comparable basis (up 2.2% on an historical basis). A 17.5% increase in ADSL Broadband revenues offset the drop in narrow-band internet revenues.

3 See glossary.

This growth is generated by:

-	11% growth in the number of ADSL lines, with 109,000 new customers, of which 32,000 were acquired in the first quarter of 2007. The number of ADSL lines totalled 1.095 million at 31 March 2007, from 986,000 a year earlier;

-	the favourable effect of the growth of the share of ADSL lines marketed with an unbundled telephone line, which rose to 21% at 31 March 2007, from 16% at 31 December 2006, a five-point gain in three months (the unbundled ADSL access rate was 5% at 31 March 2006);

-	the growth in “Voice over IP” services, for which the number of customers totalled 412,000 and which represents 38% of the number of ADSL lines at 31 March 2007, up from 12% one year ago.

Enterprise Communication Services

Revenues from Enterprise Communication Services totalled €1.89 billion during the first quarter of 2007, a drop of 2.0% on a comparable basis (down 1.5% on an historical basis), thus confirming the deceleration of the decline observed in second half of 2006 to -3.0%, after a drop of -6.7% in the first half. The improvement regards traditional data services, less affected today by the migration towards IP network services. At the same time, fixed telephony recorded an 8.0% decrease linked to the downward trend in the volume of traditional telephone communications.

The 7.5% increase in revenues from “Advanced Business Network Services” on a comparable basis (+5.0% on an historical basis) reflects the steady growth of IP network services. The number of IP-VPN accesses in the world rose by 25% in one year to 266,000 at 31 March 2007, from 214,000 a year before. The Business Everywhere mobility offer also recorded significant growth with 505,000 users in France at 31 March 2007, from 420,000 at 31 March 2006, representing 20% growth in one year.

Revenues from “Extended Business Services" rose by 42.8% on an historical basis, linked partly to the integration of the Diwan, Neocles and Silicomp businesses. On a comparable basis, the first quarter of 2007 saw 12.4% growth, generated by the development of service platforms and customer support operations linked to the management of business data networks.

Revenues from “Other Business Services” rose by 16.9% on a comparable basis (up 5.7% on an historical basis) thanks to revenues from equipment (sales, lease and installation), up 35% in the first quarter of 2007, while TV broadcast services (Globecast) were up by 2.6%.

ICT4 services saw revenues grow by 16.2% on a comparable basis (27.6% on an historical basis), after annual growth of 11.8% in 2006. Revenues from ICT services represented 23.5% of Enterprise Communication Services revenues from external customers in the first quarter of 2007, up from a 19.9% share in the first quarter of 2006 on a comparable basis.

4 See glossary.

Principal events during the first quarter of 2007

The principal events of the first quarter of 2007 are presented below.

Disposals

•

France Telecom received an additional consideration of €254 million in January 2007 following the sale by France Telecom’s former co-shareholders in Tower Participations (TDF) of their shareholding in this company.

•	France Telecom received €109 million in February 2007 following the sale by Eurazeo of its 25.5% holding in Eutelsat.

Acquisitions and Investments

•

In January 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp from the principal shareholders for a cash consideration of €50 million. In February 2007, France Telecom launched a standing market offer (garantie de cours) for all the shares and Silicomp 2007 share warrants not owned by France Telecom. Pursuant to this transaction, France Telecom owns about 90% of Silicomp’s shares and 93% of the share warrants.

•

In March 2007, France Telecom announced the extension of its presence in West Africa through two operations completed by Sonatel: the acquisition of a third mobile telecommunication license in Guinea Bissau and the purchase of a mobile telecommunication license in Guinea. The commercial operations of the new subsidiaries, Orange Bissau and Orange Guinea, will begin respectively before the end of the first half of 2007 and before the end of 2007.

Bond issuance

•

On February 6, 2007, France Telecom made a €2.500 billion bond issuance in two tranches, with a five-year €1.000 billion tranche bearing interest at 4.375% and a ten-year €1.500 billion tranche bearing interest at 4.75%.

Acquisition of own shares

•	In March 2007, France Telecom acquired 9,113,884 treasury shares as part of its 2006 share buyback programme, at a cost of €180 million. A description of the programme was published on March 19, 2007.

In addition, Appendix 3 lists all of the significant events since January 1, 2007, along with their corresponding press releases.

Schedule of upcoming events

•	21 May 2007: Ordinary and Extraordinary Shareholders Meeting

•	7 June 2007: Dividend payment for the year 2006 (to be proposed to the Shareholders Meeting of the 21 May, 2007)

•	2 August 2007 – 7:30: Press release 2007 half year report

•	25 October 2007 – 7:30: Press release 3rd quarter 2007 financial information

Press contact: + 33 1 44 44 93 93 Bertrand Deronchaine bertrand.deronchaine@orange-ftgroup.com Sébastien Audra sebastien.audra@orange-ftgroup.com

Financial Communication contacts: + 33 1 44 44 04 32

Vincent Benoit

Vincent.benoit@orange-ftgroup.com

Reza Samdjee

reza.samdjee@orange-ftgroup.com

Caroline Billeaud

caroline.billeaud @orange-ftgroup.com

For further information

•	The slide presentation prepared for the publication of the first quarter 2007 revenues can be viewed on the France Telecom website at: http://www.francetelecom.com

Notice

This press release contains forward-looking statements and information on France Telecom’s objectives, notably for 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT plan and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.

All the financial information in this press release is based on international financial reporting standards (IFRS) and presents specific uncertainty factors given the risk of evolution in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

The first quarter of 2006 and the first quarter 2007 data have not been audited.

Market share figures at March 31, 2007 included in this press release are France Telecom estimates, pending release of official figures for the period from national regulatory authorities.

Appendix 1: Revenues for the first quarter 2007

(in millions of euros)	1st quarter 2007	1st quarter 2006 historical basis	1st quarter 2006 comparable basis	Change historical basis	Change comparable basis
Personal Communication Services	6,931	6,633	6,643	4.5%	4.3%
PCS France	2,388	2,391	2,391	-0.1%	-0.1%
PCS United Kingdom	1,489	1,444	1,478	3.1%	0.8%
PCS Spain	821	803	803	2.3%	2.3%
PCS Poland	479	452	446	5.9%	7.4%
PCS Rest-of-World	1,801	1,592	1,573	13.1%	14.5%
Eliminations	-47	-49	-48	-5.4%	-2.5%

Home Communication Services	5,574	5,562	5,597	0.2%	-0.4%
HCS France	4,405	4,347	4,367	1.3%	0.9%
Consumer Services	2,370	2,358	2,352	0.5%	0.8%
Carrier Services	1,483	1,384	1,465	7.2%	1.2%
Other Home revenues in France	552	606	550	-8.8%	0.5%
HCS Poland	707	787	776	-10.2%	-8.9%
HCS Rest-of-World	517	470	497	10.1%	4.1%
Eliminations	-55	-42	-43	30.4%	29.2%

Enterprise Communication Services	1,890	1,919	1,928	-1.5%	-2.0%
Business Network Legacy	944	1,085	1,074	-13.0%	-12.1%
Advanced Business Network	477	455	444	5.0%	7.5%
Extended Business Services	259	182	231	42.8%	12.4%
Other Business services	209	198	179	5.7%	16.9%

Inter-segment eliminations	-1,551	-1,498	-1,551	3.6%	0.0%

Total	12,844	12,616	12,617	1.8%	1.8%

Appendix 2: France Telecom’s key performance indicators

	As of 31 March 2007	As of 31 March 2006 historical basis	As of 31 March 2006 comparable basis
Personal Communication Services
Total number of customers* (millions)	100.103	86.466	86.983
—of which contract customers (millions)	39.150	35.593	35.677
—of which Broadband customers (millions)	7.237	2.244	2.244

Personal France
Total number of customers* (millions)	23.226	22.458	22.458
—of which contract customers (millions)	14.843	13.944	13.944
—of which Broadband customers (millions)	4.376	1.506	1.506
Global ARPU (euros)	406	421	421
Number of MVNO customers (millions)	1.001	0.259	0.259
Personal United Kingdom
Total number of customers* (millions)	15.096	14.958	14.958
—of which contract customers (millions)	4.970	4.898	4.898
—of which Broadband customers (millions)	1.139	0.425	0.425
Global ARPU (GBP)	257	263	263
Personal Spain
Total number of customers* (millions)	11.058	10.534	10.534
—of which contract customers (millions)	5.464	5.106	5.106
—of which Broadband customers (millions)	0.695	0.123	0.123
Global ARPU (euros)	300	311	311
Personal Poland
Total number of customers* (millions)	12.781	10.419	10.419
—of which contract customers (millions)	4.987	4.203	4.203
—of which Broadband customers (millions)	0.105	0.029	0.029
Global ARPU (PLN)	633	704	704
Personal Rest of World
Total number of customers* (millions)	37.942	28.098	28.614
—of which contract customers (millions)	8.886	7.442	7.526
—of which Broadband customers (millions)	0.922	0.161	0.161
Number of MVNO customers (millions)	0.175	0.084	0.084

* Excluding customers of MVNOs

	As of 31 March 2007	As of 31 March 2006 historical basis	As of 31 March 2006 comparable basis
Home Communication Services
Total number of fixed lines (thousands)	48 533	48 586	48 960
Total number of ADSL customers (thousands)	10 185	8 141	8 141
Total number of Liveboxes (thousands)	4 765	2 407	2 407
Total number of Voice over IP customers (thousands)	3 191	1 408	1 408
Total number of ADSL digital TV customers (thousands)	768	229	229

Home France
Total number of fixed consumer subscribers (thousands)	24 774	26 645	26 645
Number of unbundled lines (thousands)	4 308	3 157	3 157
—of which total unbundling (thousands)	2 555	953	953
—of which partial unbundling (thousands)	1 754	2 204	2 204
Wholesale naked ADSL* access (thousands)	442	—	—
Wholesale Line Rental – WLR* (thousands)	80	—	—
Total number of ADSL customers at end of period (thousands)	6 329	4 926	4 926
ADSL market share at end of period (%)	49.2%	49.7%	49.7%
Number of Liveboxes (thousands)	3 916	2 131	2 131
Number of Voice over IP customers (thousands)	2 624	1 207	1 207
Number of ADSL digital TV customers (thousands)	745	229	229
Global ARPU (euros)	28.6	27.1	27.1
—of which subscription fees (euros)	13.5	12.9	12.9
—of which calling services (euros)	8.3	9.2	9.2
—of which Internet services (euros)	6.8	5.1	5.1
Home Poland
Total number of fixed lines (thousands)	9 927	10 485	10 485
Number of ADSL customers (thousands)	1 760	1 302	1 302
Home Rest of World
Total number of fixed lines (thousands)	4 689	4 312	4 686
Number of ADSL customers (thousands)	2095	1 912	1 912
—of which customers in the United Kingdom (thousands)	1095	986	986
—of which customers in Spain (thousands)	681	586	586
—of which customers in the Netherlands (thousands)	319	340	340

Enterprise Communication Services
Number of IP-VPN accesses – world (thousands)	266	214	214
Number of Business Everywhere customers in France (thousands)	505	420	420

*See glossary.

Appendix 3: Highlights

Date	Highlights

20/04/2007	Spain – Jean-Marc Vignolles becomes manager of Spain operations, replacing Belarmino García. This nomination becomes effective on 1 July.

19/04/2007

France – Orange launches “Mobile minutes + unlimited international”. For 7 EUR/month including tax, this option offers customers who already have Orange VoIP several more advantages: 30 minutes per month to mobiles in the metropolis and a preferential rate thereafter, unlimited calls to fixed phones in French territories and regional Europe and to fixed and mobile phones in North America.

17/04/2007

France – Eurosport, Eurosport 2, TMC, NT1 Remix, Jet, OMTV and Gulli come to Orange World: More than 60 channels now accessible on directOrange, the mobile TV pioneer, continue to enrich its line-up of mobile TV channels.

17/04/2007

Poland – TP and the Marshall’s Office of Małopolskie Voivodeship will build a fast internet network. The agreement ensures coordination of investments undertaken by the Małopolskie Voivodeship and telecommunication companies

16/04/2007

Jordan – France Telecom announces the acquisition of 51% of Lightspeed Communications in Bahrain. This acquisition will be undertaken by its subsidiary Jordan Telecom Group, leading Fixed, Mobile, Internet and Content operator in Jordan.

13/04/2007

Group – France Telecom’s board of directors, meeting on 4 April 2007, decided to submit the nomination of Mrs. Claudie Haigneré as independent director of France Telecom to the company’s Annual General Meeting of Shareholders to be held 21 May.

12/04/2007

France – Paramount Pictures: A fourth US studio becomes partner to 24/24 Video on demand. Orange entered into an agreement with Paramount Pictures of the US covering the territory of France. Paramount’s latest productions, including DreamWorks films, will supplement the video on demand offer of the Internet and Orange TV.

5/04/2007

Central African Republic – Acquisition of a mobile / Internet license. After its recent acquisition of mobile licenses in Guinea Bissau and Guinea, France Telecom announces the development of its African operations with the purchase of a mobile and Internet license in the Central African Republic.

04/04/2007	United Kingdom – Orange and Blyk today announced an MVNO deal that will see Blyk customers using the Orange network to make calls, send messages and access the mobile internet.

04/04/2007	Group – The Board of Directors of France Telecom approves a share-based compensation plan for Group employees, including a stock option plan and the distribution of free shares.

03/04/2007	Egypt – France Telecom expands its presence in Egypt by establishing a Research and Development centre, a member of the Orange Labs network.

03/04/2007

France – Orange Business Services finishes rolling out the secure IP VPN network of the Gendarmerie Nationale and continues to provide outsourced communication services through Orange Business Services.

02/04/2007	United Kingdom – Orange Launches 24 Month Pay Monthly Packages. Those contracts will provide customers with 50% extra value on 18 month contracts

29/03/2007	United Kingdom – Orange announced that one of the world’s largest broadcasters, the BBC, will now be available on its mobile phone TV service – Orange TV

29/03/2007	Orange Business Services – A new Ethernet Link solution for multinational groups and businesses with foreign subsidiaries will be made available in 14 countries across the globe.

Date	Highlights

29/03/2007

Group – France Telecom announces acquisition of 9,113,884 of its own shares under the 2006 share purchase program published on 19 March 2007. At present, France Telecom has no intention of acquiring more of its own shares.

28/03/2007

France – Orange and Bebo join forces to provide a new mobile community network. Orange and Bebo announced today the launch of Bebo Mobile, a new service allowing Orange customers to access one of the largest mobile community networks in the world.

27/03/2007

Orange Business Services – Launch of my Business Everywhere, the first customizable space on the web 2.0. This service allows Business Everywhere users to create and organize their own information page, accessible at all times.

26/03/2007

United Kingdom – Orange plans to extend adverts on mobile portal to its 15 million customer base. The initiative intervenes after the positive feedback from its customer since last September launch on more than 10 handsets.

22/03/2007	Slovakia – Orange will deploy the largest residential fibre optic network in Slovakia.

21/03/2007	France – Orange continues its early deployment of fibre. Marseille will get a new multimedia service experience without capacity constraints.

21/03/2007	Orange Business Services – Acquisition of new M2M customers and new options for Fleet Performance, OBS’ vehicle fleet management solution launched in October 2006.

21/03/2007

Poland – IP telephony for business market customers in TP. TP has launched the IP to business telephony: high-quality IP telephone calls within the customer’s corporate network are free and the rates outside the network are competitive when compared to fixed-line telephony.

20/03/2007	France – Orange continues its early deployment of fibre. Poitiers will also get a new multimedia service experience without capacity constraints.

19/03/2007	Group – Description of France Telecom’s share purchase program.

15/03/2007	Western Africa – Orange strengthens its presence with the acquisition of mobile licenses in Guinea Bissau and Guinea, through its Senegalese subsidiary Sonatel (43% owned by France Telecom).

12/03/2007	France – Orange continues its early deployment of fibre. Toulouse will get a new multimedia service experience without capacity constraints.

09/03/2007

France – Orange presents its latest innovations to health professionals. These innovative and practical solutions for health professionals include the Communication Pen, the Alzheimer Bracelet, an electronic vaccination booklet and an experiment for mobile monitoring of chronic diseases.

09/03/2007

France – France Telecom presents its Highspeed Broadband program for businesses in the Vannes area. More than 4,800 km of fibre optic cables deployed in the metropolitan area (i.e. 17% of all fibre optic cables available in the department of Morbihan, Brittany). A “dense network” rate will be offered in the city of Vannes.

6/03/2007

Spain – New convergent IP telephony service and mobile communication solutions for businesses. Consistent with its strategy as leader in telephone service integration for businesses, Orange Business Services launches a new service to allow its customers to combine their fixed and mobile communications in a single product.

6/03/2007	Group – 2006 results slightly above target. Objectives for 2007 were confirmed in a context of moderate growth in most Western European markets.

5/03/2007

Spain – "Número Plus" customers will be able to place calls at no cost until the end of August 2007. Customers who sign a Número Plus contract before April 30 will receive unlimited calling privileges from a fixed line to five Orange mobile numbers of their choice.

27/02/2007	Orange Business Services – Gartner Inc. has designated Orange Business Services as one of the leaders of its Magic Quadrant of network suppliers in the Asia-Pacific region for 2006.

Date	Highlights

15/02/2007	Spain – Orange is first to introduce Blackberry 8800 mobile. Blackberry 8800 offers telephone, email, Internet and GPS services, as well as multimedia functionalities.

14/02/2007

Orange Business Services – OBS and Alcatel-Lucent join forces to transform business networks across the globe. This partnership will allow businesses around the world to take advantage of the power and cost advantages of IP communication solutions as part of a global project to transform networks and businesses.

13/02/2007

United Kingdom - Orange boosts its market-leading mobile data network with launch of Orange 3G+. Orange launches fully trialled and tested HSDPA to complement existing range of HSDPA-enabled devices and mobile office cards.

13/02/2007	Orange Business Services - OBS and RIM launch BlackBerry 8800, the must-have smartphone for mobile professionals.

09/02/2007

Orange Business Services – International: OBS and China Telecom join forces to offer next-generation Virtual Private Networking services in China. This partnership expands the network to 200 additional cities, allowing international companies with operations in China to access VPN IP services based on the Multi-Protocol Label Switching (MPLS) standard.

08/02/2007

Group – International: Orange will include France 24 in its ADSL TV packages. Orange has agreed to include the new television channel France 24 in the ADSL TV packages offered by its foreign subsidiaries. At this point, the agreement covers ADSL TV offers in Spain, Poland, Senegal and Mauritius.

06/02/2007	Group – France Telecom files a registration statement guaranteeing the price of the shares and share purchase warrants (BSA) issued by the Silicomp group for €20 per share and €1.40 per warrant.

06/02/2007	Group – France Telecom closes a bond issue for €2.5 billion.

02/02/2007

Poland: TP offers on-line computer games. The customers of TP may now use a new service: e-games tp. The special multimedia platform at www.tp.pl makes it possible for neostrada tp users to play almost 100 games through the Internet.

1/02/2007	Group – Preliminary unaudited results for 2006: France Telecom’s results and cash flow slightly above target.

25/01/2007

Poland - Agreement on conditions of collaboration between TP and Netia. The agreement provides for the development of new principles of connecting the networks and making settlements related to the transfer of traffic in a way favourable to both parties. A joint team will also draw up principles of implementation of wholesale line rental (WLR) for the operator, Premium Internet, a company within the Netia group.

23/01/2007	United Kingdom - Orange Announces Partnership with Fujitsu Siemens Computers. Built in datacards provide rapid mobile data access without permanently SIM-locking laptops to one network operator.

19/01/2007

Group – Filing of a registration statement guaranteeing the price of the shares and share purchase warrants (BSA) issued by Silicomp Group. The acquisition of the Silicomp group is consistent with France Telecom’s strategy to provide convergent communication solutions and services for businesses while strengthening its position on this market.

Group - France Telecom launches the Orange Labs world network. France Telecom launches the Orange Labs network of all group entities focused on innovation around the globe.

18/01/2007

France - Orange Business Services increases its 3G+ coverage to include Paris. The mobile broadband network expands: since 15 January, all Orange customers in Paris and the Paris area, including businesses and consumers, have access to 3G+ as long as they have a PC card or compatible handset.

Date	Highlights

18/01/2007

France – Orange launches naked ADSL. The Orange Net offer with Livebox provides broadband internet access, digital television and ADSL telephony without any requirement to subscribe to a fixed line. The Net offer in 8 Megamax version costs €39.90 per month including tax.

17/01/2007	France – Orange, partner of all music styles, presents its new “24/24 music” service. This new video on demand contract is offered to Orange TV subscribers in France. It provides unlimited access to a broad range of musical content.

15/01/2007

Spain – Orange launches three new combined ADSL + Voice offers. These new offers include “ADSL 6 Mb + llamadas nacionales” (€25.00 per month) and “ADSL máxima velocidad + llamadas nacionales” (€30.00 per month). These services will cost only €10.00 per month for the first 3 months.

9/01/2007 (clarification of press release dated 1 Dec.)

France – Once again, beginning 18 January, France Telecom cuts the price of fixed-to-mobile calls for home customers and enhances its offerings. The price per minute will drop by more than 12% for standard rate calls to phone numbers beginning with 06 (i.e. all mobile operators and all virtual mobile operators), except for calls to French phone numbers beginning with 06 01.

2/01/2007

France - Orange largely exceeds the objective set two years ago when 3G was launched, i.e. to serve 2 million mobile broadband customers by the end of 2006. At 31 December, 3.5 million customers were using the 3G/3G+ and Edge services offered by the mobile telephony leader in France.

All the press releases are available on the Group’s websites:

•	www.francetelcom.com

•	www.orange.co.uk

•	www.orange.es

•	www.tp-ir.pl

•	www.orange-business.com

Appendix 4: Glossary

ARPU – Home Communication Services (HCS) segment

Average annual revenue per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenue per customer.

ARPU – Personal Communication Services (PCS) segment

Average annual revenue per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

CAPEX

Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding finance leases.

Commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

Comparable basis

Data presented with a method, scope of consolidation and exchange rates that are comparable for the preceding period. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the method and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

Equipment revenues (PCS business segment)

Revenues from equipment include the sale of mobile handsets and accessories.

External Purchases

External purchases include commercial expenses, service fees and inter-operator costs and other external purchases (external purchases including overhead, property expenses, operating and technical maintenance subcontracting expenses, IT expenses, equipment costs and call center sub-contracting expenses, net of capitalized production of goods and services).

Gross Operating Margin (GOM)

Revenues and other operating expenses less external purchases, other operating expenses and labour expenses (salaries and benefits). Labour expenses (salaries and benefits) included in the calculation of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs.

HSDPA

High Speed Downlink Packet Access. New generation networks (known as 3G+) enabling Highspeed Broadband uses such as High Definition TV reception on mobile handsets.

ICT

Information Communication Technologies

Labour expenses (salaries and benefits)

Labour expenses (salaries and benefits) included in the calculation of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs, which are costs included after GOM and before operating income. Labour expenses (salaries and benefits) are net of the capitalized labour expenses.

Markets with high-growth potential

Markets with high-growth potential include France Telecom operations in the following countries: mobile services in Poland, Botswana, Cameroon, Ivory Coast, Dominican Republic, Egypt, Equatorial Guinea, Jordan, Madagascar, Mauritius, Mexico, Moldova, Republic of Vanuatu, Romania, Senegal, Slovakia and Vietnam.

Mature Western European markets

Mature Western European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, fixed services in Poland, Belgium, Switzerland and the Netherlands.

MVNO

Mobile Virtual Network Operator: mobile network operator that uses third party network infrastructures.

Naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also makes a wholesale naked ADSL offer available to other operators, allowing their customers, especially ones residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

Network revenues (PCS segment)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO)

Number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

Revenues from data services (PCS business segment)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include the revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer to purchase content.

Subscriber acquisition costs (PCS business segment)

The acquisition cost per customer is the total of the acquisition costs for the handsets sold and the commissions paid to the distributors less the revenues from the sale of the handsets, for each new customer.

Subscriber retention costs (PCS business segment)

Retention costs per customer equal the total of the acquisition costs for the handsets sold and the commissions paid to the distributors, minus the revenues from the sale of handsets, for each customer renewing his contract.

Wholesale Line Rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrow-band telephone traffic routing offer, the WLR offer allows third party operators to market a global narrow-band fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 26, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information